Exhibit 99.1

Allot Enters into Significant Agreement to provide
AllotSmart expansion to an Existing Customer in EMEA

Hod Hasharon, Israel, September 16, 2019 (GLOBE NEWSWIRE) -- Allot Ltd. (NASDAQ: ALLT, TASE: ALLT), a global provider of leading innovative network intelligence and security solutions for service providers worldwide, announced today that it has entered into a significant agreement to provide AllotSmart  products to an existing customer located in the EMEA region for total consideration of tens of millions of dollars.  The sale is being effected through a system integrator.  Allot expects to receive a portion of the amount as an advance payment, with the revenues expected to be recognized over several years and are subject to customary delivery and acceptance terms. Margins of the deal are similar to Allot’s average margins. Allot management maintains its current 2019 expectations of revenues between $106M and $110M.

About Allot

Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a provider of leading innovative network intelligence and security solutions for service providers worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot’s multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1000 enterprises. Our industry leading network-based security as a service solution has achieved over 50% penetration with some service providers and is already used by over 21 million subscribers in Europe.

Allot. See. Control. Secure.

Forward Looking Statement

This release contains forward-looking statements, which express the current beliefs and expectations of company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: acceptance of our products by our reseller and customer in EMEA, our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: GK Investor Relations Ehud Helft/Gavriel Frohwein +1 646 688 3559 allot@gkir.com	Public Relations Contact: Seth Greenberg Director of Corporate Communications sgreenberg@allot.com